BAKER & MCKENZIE

[redacted]律師事務所

07021349

RECEIVED

2007 FEB 27 A 8: 03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

February 21, 2007

Our ref: 32002208-000003

SUPPL

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated February 16, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Ingrid Ling

PROCESSED

Joyce Yip/ Ingrid Ling

MAR 0 2 2007

THOMSON FINANCIAL

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on February 16, 2007:

1. Announcement of Connected Transaction – Construction of New Vessels, released on February 21, 2007, in English.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

CONNECTED TRANSACTION
CONSTRUCTION OF NEW VESSELS

On 16 February, 2007, CS Shipping Hong Kong entered into the Agreements with the Vendors for the construction of two Tankers each of 46,000 dead weight tons for the transportation of oil. The total consideration for the construction of the Tankers is approximately US$87,000,000 (equivalent to approximately HK$674,250,000).

Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements is a connected transaction for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the EGM. A circular, as well as a notice convening the EGM will be despatched to the holders of H shares of the Company in due course.

The Agreement

On 16 February, 2007 after Stock Exchange trading hours, CS Development Hong Kong entered into the Agreements with the Vendors for the construction of two Tankers each of 46,000 dead weight tons for the transportation of oil. The total consideration for the construction of the Tankers is approximately US$87,000,000 (equivalent to approximately HK$674,250,000). The consideration is determined by reference to the market price of vessels of similar sizes and function.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, each of the Vendors is a wholly-owned subsidiary of China Shipping. Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements are connected transactions for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the EGM.

The Directors (including the Independent non-executive Directors) consider that the terms of the Agreements are determined on an arm's length basis, on normal commercial terms and fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Terms of the Agreements

The price of the Tankers will be payable in United States dollars. Relevant payments under each of the Agreements will be payable in 2 instalments at various stages of the construction of the relevant tanker:

(i) for the first instalment, to pay 80% of the price within 5 business days upon receipt of the Vendors' invoice after the Agreements become effective; and

(ii) for the final instalment, to pay 20% of the price within 30 days of the date on which all documentation in relation to the delivery of the relevant Tanker is signed.

The expected delivery date for each of the Tankers is on or before 31 December 2007 and 31 March 2008 respectively. As of 31 December 2006, the Company has 69 oil tankers, totalling approximately 3,400,000 dead weight tons. As such, upon completion of the construction of the two Tankers, the Company is expected to have a total of 71 oil tankers, totalling approximately 3,492,000 dead weight tons.

The financing by way of bank borrowings is expected to increase the Company's level of borrowings. Taking into account the Company's capital and shareholders' base, the Company considers that bank borrowing is the best means of financing for the construction of the Tankers. The Directors and the Independent non-executive Directors believe that in light of the Company's fleet expansion plan, it is fair and reasonable and in the interest of the Company and the Shareholders as a whole to finance the transaction with such bank borrowings.

Each of the two Agreements provides that there will be no adjustment in the price of the relevant Tanker if the delivery is delayed for a period not exceeding 60 days. If the delay exceeds 60 days but does not exceed 90 days, there will be a reduction in the price of the relevant Tanker based on a daily reduction of US$6,000. If the delay exceeds 90 days but does not exceed 120 days, there will be a reduction in the price of the relevant Tanker based on a daily reduction of US$8,000. If the delay exceeds 120 days but does not exceed 240 days, there will be a reduction in the price of the relevant Tanker based on a daily reduction of US$10,000. If the delay exceeds 240 days, CS Development Hong Kong has the right to cancel the relevant Agreement and the Vendors will return all previous payments by CS Development Hong Kong together with interest, failing which it may accept delivery of the relevant Tanker based on the above daily reduction rates not exceeding US$2,000,000 in total, or subject to further negotiations between the parties. Delay will be permitted on account of force majeure event.

There will be other adjustments in price of the relevant Tanker if its performance (such as speed, fuel consumption rate, tonnage) exceeds or falls below certain agreed criteria.

The Agreements are conditional upon the approval of the Independent Shareholders at the EGM.

Financing Terms

The construction of the Tankers will be funded by the Company as to approximately 80% of the price by bank borrowings and approximately 20% of the price by cash.

Information about the Group and China Shipping

The business scope of the Group includes: coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency.

The business scope of China Shipping includes import and export business, trading, coastal and ocean cargo transportation, dry bulk cargo transportation, supply of food for vessels, management of docks and other services in relation to the above. Each of the Vendors is in the business of shipbuilding and repairing.

Reasons for entering into the Agreements

The Directors are optimistic of the demand in the oil transportation market and its persistent growth in the coming years. The Directors are of the view that the construction and ownership of the Tankers will enable the Group to take advantage of the business opportunities in the shipping market, enjoy economies of scale, optimize its overall route arrangements and improve its operating efficiency and profitability.

Since China Shipping is the controlling shareholder of the Company, the transactions contemplated under the Agreements is a connected transaction for the Company under the Listing Rules and are subject to the approval of the Independent Shareholders at the EGM. China Shipping, the controlling shareholder of the Company, and its associates will abstain from voting on the Agreements at the EGM.

The Independent Board Committee has been appointed to advise the Independent Shareholders as to whether the terms of the transaction contemplated under the Agreements are fair and reasonable and whether they are in the interests of the Company and its Shareholders as a whole. An independent financial advisor will be appointed to advise the Independent Board Committee and the Independent Shareholders.

A circular containing, among other things, details of the transactions under the Agreements, a letter from the Independent Board Committee with its recommendation to the Independent Shareholders, a letter from the independent financial advisor containing its advice to the Independent Board Committee and the Independent Shareholders, as well as a notice convening the EGM will be despatched to the holders of H shares of the Company in due course.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreements"	two agreements all dated 16 February, 2007, each of which is entered into between the Vendors and CS Development Hong Kong for the construction of one Tanker (for a total of two Tankers) for the transportation of oil
"CS Development Hong Kong"	China Shipping Development (Hong Kong) Marine Co., Limited (中海發展(香港)航運有限公司), a wholly-owned subsidiary of the Company
"China Shipping"	中國海運(集團)總公司 (China Shipping (Group) Company*), a PRC state-owned enterprise and the controlling shareholder of the Company, currently holding 47.46% of the registered capital of the Company
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"EGM"	extraordinary general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve the Agreements
"Group"	the Company and its subsidiaries
"H Shares"	H shares of par value RMB1.00 each in the share capital of the Company, being overseas listed foreign invested shares
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Independent Shareholder(s)"	the Shareholders other than China Shipping and its associates (as defined in the Listing Rules)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"Shareholder(s)"	holders of share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tanker(s)"	the Tanker(s) to be constructed pursuant to the Agreements
"US$"	United States dollars, the lawful currency of the United States of America
"Vendors"	中海工業有限公司 (China Shipping Industrial Co., Ltd.*) and 中海工業(江蘇)有限公司 (China Shipping Industrial (Jiangsu) Co., Ltd.*)

* *For identification purpose only*

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China

16 February, 2007

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zuozhi as non-executive Director and Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.